Durable Power of Attorney

Account Holder: Dee Ann McIntyre
Account ID: C0000005096

The undersigned hereby constitutes and appoints Maureen A. Gronstal, Mark R. Van Heukelom, and Reed Palmer of Bradley & Riley PC the undersigned's true and lawful attorney-in-fact to:

(1) Receive duplicate copies of account statements and trade confirmations, either electronically or by U.S. mail;
(2) Answer for tax matters, to make, execute, present, modify, and exercise any certification or election available or required under federal, state, local, or foreign tax law related to the above account, to the extent permitted by the applicable taxing authority; and
(3) Change the legal or mailing address, phone numbers, email addresses and delivery method(s) of account documents on the accounts.

Duplicate copies of account statements and trade confirmations shall be provided to:

Maureen A. Gronstal
Bradley & Riley PC
2007 First Avenue SE
Cedar Rapids, IA 52406-2804
(319) 363-0101
mgronstal@bradleyriley.com

The powers granted to my Agent are durable. They will remain in effect if I become incapacitated, and will become void when Computershare is provided with timely written notice of either (1) my death or (2) the revocation of my Agent's authority.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of February, 2025.

Dee Ann McIntyre
DEE ANN MCINTYRE
1218 Bishop's Lodge Road
Santa Fe, NM 87501

STATE OF IOWA, COUNTY OF LINN) ss:

This document was acknowledged before me on the 28th day of February, 2025, by DEE ANN MCINTYRE.

MAUREEN A. GRONSTAL
Commission Number 176263
Iowa
My Commission Expires 10-3-2027
NOTARIAL SEAL

Maureen A Gronstal
Signature of Notary

4904-8182-0951, v. 1


UNITED FIRE GROUP, INC

Date selected 12/31/2023
Document created 2/7/2024 5:50 PM

Holder

DEE ANN MCINTYRE

Address

1218 BISHOP'S LODGE ROAD, SANTA FE NM 87501, UNITED STATES

ID

C0000005096

Share Class	Register	Balance
Grouped by: UFCS (CUSIP 910340108)		
COMMON STOCK	Book Entry	0
COMMON STOCK	Certificated	168
DRIP-COMMON STOCK (SP1)	Plan Holdings	0.000000
	Total	168.000000

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